Exhibit 99.1

NEWS RELEASE

Noble Energy to Acquire Clayton Williams Energy

Increases Core Delaware Basin Position to Nearly 120,000 Net Acres

Materially Enhances Oil Growth Outlook, Adds Substantial Midstream Upside

Noble Energy Also Updates Four-Year Operating Plan

HOUSTON and MIDLAND, Texas (January 16, 2017) - Noble Energy, Inc. (NYSE: NBL) (“Noble Energy” or “the Company”) and Clayton Williams Energy, Inc. (NYSE: CWEI) (“Clayton Williams Energy”) today announced that the Boards of Directors of both companies have unanimously approved and the companies have executed a definitive agreement under which Noble Energy will acquire all of the outstanding common stock of Clayton Williams Energy for $2.7 billion in Noble Energy stock and cash.

David L. Stover, Noble Energy’s Chairman, President and CEO, stated, “We have been very disciplined in assessing expansion opportunities in the Delaware Basin and are extremely pleased to have reached this agreement with Clayton Williams Energy. This transaction brings all the key elements we value: excellent rock quality, a large contiguous acreage position adjacent to our own, and robust midstream opportunities, reinforcing the Delaware Basin as a long-term value and growth driver for Noble Energy. This combination creates the industry’s second largest Southern Delaware Basin acreage position and provides more than 4,200 drilling locations on approximately 120,000 net acres, with over 2 billion barrels of oil equivalent in net unrisked resource. In addition to the benefits driven by larger scale, the midstream assets and planned buildout provide significant synergies and substantial dropdown potential in association with our ownership in Noble Midstream Partners.”

Stover concluded, “We are rapidly accelerating activity in 2017, starting the year with four rigs operating in the Southern Delaware Basin – three on Noble Energy’s acreage and one on the Clayton Williams Energy position. A second rig is planned to be added to the new acreage in the second quarter, following closing of the transaction, and a third later in the year, in order to exit 2017 with a combined six rigs running in the Delaware Basin. Following our ramp of activity in 2017, the acquired assets are expected to be self-funding and accretive to Noble Energy’s earnings and cash flow per share beginning next year. This is an excellent fit for Noble Energy, and we expect the transaction to generate substantial shareholder value. We look forward to a smooth and seamless integration of Clayton Williams Energy.”

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Clayton W. Williams, Jr., Chairman and CEO of Clayton Williams Energy, stated, “I am very proud of the company we have built over the past 25 years and I am pleased that Noble Energy will be leading the development of our properties going forward. Noble Energy’s long track record of operational excellence and value creation, as well as its reputation as a tremendous corporate citizen, make it the ideal partner for us.  We look forward to being shareholders of Noble Energy and benefiting from its world class asset portfolio.”

Acquisition Highlights

•	71,000 highly contiguous net acres in the core of the Southern Delaware Basin in Reeves and Ward counties in Texas (directly adjacent to Noble Energy’s existing 47,200 net acres). In addition, there are an additional 100,000 net acres in other areas of the Permian Basin.

•	80% average working interest in the Southern Delaware position, with more than 95% of the acreage operated.

•	2,400 Delaware Basin gross drilling locations identified, targeting the Upper and Lower Wolfcamp A zones, along with the Wolfcamp B and C. The average lateral length of the future locations is 8,000 feet.

•	Total estimated net unrisked resource potential on the acreage of over 1 billion barrels of oil equivalent in the Wolfcamp zones, with significant upside potential in other zones.

•	Noble Energy’s outlook is to increase production on the acquired assets from 10 MBoe/d currently (70% oil) to approximately 60 MBoe/d in 2020 in the Company’s base plan.

•	Highly competitive economics, with Wolfcamp A wells (estimated ultimate recovery of 1.0 million barrels of oil equivalent for a 7,500 foot lateral) generating approximately 60% to 90% before-tax rate of return at base and upside plan pricing, respectively.

•	The acquired Delaware Basin acreage is largely undedicated to third-party oil and gas gathering and water systems, and approximately 12,500 acres are dedicated from a third-party operator.

•	Existing midstream Delaware Basin assets include over 300 miles of oil, natural gas, and produced water gathering pipelines (over 100 miles for each product).

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Additional Transaction Details

Clayton Williams Energy shareholders will receive 2.7874 shares of Noble Energy common stock and $34.75 in cash for each share of common stock held. In the aggregate, this totals 55 million shares of Noble Energy stock and $665 million in cash. While the aggregate amount of cash and stock in the transaction will not change, on an individual basis shareholders will be able to elect to receive cash or stock, subject to proration. The value of the transaction, based on Noble Energy’s closing stock price as of January 13, 2017, is approximately $139 per Clayton Williams Energy share, or $3.2 billion in the aggregate, including the assumption of approximately $500 million in net debt.

The per share consideration represents a 21% premium to the average closing share price of Clayton Williams Energy over the past 30 days, and a 34% premium to the price on January 13, 2017, the last day of trading prior to the transaction.

Noble Energy intends to fund the cash portion of the acquisition through a draw on its revolving credit facility. As of the end of 2016, the Company’s $4 billion facility was completely undrawn. Through ongoing portfolio management / optimization, Noble Energy anticipates the Company will generate in excess of $1 billion in proceeds in 2017.

The Company also anticipates retiring outstanding debt of Clayton Williams Energy assumed as part of the transaction at or following the closing. This, along with general and administrative cost elimination, will result in annual cost synergies to Noble Energy of approximately $75 million.

As part of the Company’s valuation assessment, Noble Energy identified significant value relating to existing production and midstream opportunities. After adjusting for these items and net debt assumed, the purchase price represents approximately $32,000 per core Southern Delaware acre. The midstream valuation reflects the planned infrastructure buildout and the value of future cash flows.

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Shareholder Agreements and Timing to Close

Funds managed by Ares Management, L.P., which owned approximately 35% of the outstanding shares of Clayton Williams Energy as of December 31, 2016, have entered into a support agreement to vote in favor of the transaction. Following completion of the transaction, shareholders of Clayton Williams Energy are expected to own approximately 11% of the outstanding shares of Noble Energy.

Closing is expected in the second quarter of 2017 and is subject to customary regulatory approvals, approval by the holders of a majority of Clayton Williams Energy common stock, and certain other conditions.

Update on Four-Year Plan

The Company is providing an update to its four-year operating plan (2016 – 2020E). The updated plan includes the development of the acquired acreage, which is estimated to result in production growth from approximately 10 MBoe/d currently to 60 MBoe/d in 2020 in the Company’s base plan and to 70 MBoe/d in the upside plan. Rig activity on the new acreage is planned to accelerate from 1 rig currently to 3 rigs by year end 2017 and between 5 rigs (base plan) and 6 rigs (upside plan) in 2020.

Also included is the impact of an incremental 7,200 net acres acquired through multiple other Delaware Basin transactions, which closed in early 2017. This acreage represented offsetting sections to and additional working interest in Noble Energy’s existing Reeves Country acreage.

Key outcomes of the updated plan through 2020 are:

•	Total Delaware Basin net production grows to 145 MBoe/d in the base plan (73% CAGR) and 180 MBoe/d in the upside plan (83% CAGR), from a combined 10-13 drilling rigs in the Delaware in 2020.

•	Noble Energy’s onshore U.S. oil volume CAGR has been raised 5 percentage points, now estimated to grow pro forma at a 28% CAGR in the base plan and 34% CAGR in the upside plan.

•	Total company oil volumes now increase at a 16% CAGR in the base plan and 21% CAGR in the upside plan, up 5 percentage points versus the November 2016 plan.

•	Full company production in 2020 is expected to reach 600 MBoe/d in the base plan and nearly 700 MBoe/d in the upside plan. This represents an 11 to 15% CAGR.

•	Operating cash flow is now projected to increase at a CAGR of 33% in the base plan and 45% in the upside plan, up 7 percentage points.

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The Company’s base plan utilizes $50 per barrel WTI and Brent and $3 per thousand cubic feet Henry Hub natural gas for 2017, with modest oil price acceleration through 2020. The upside plan adds $10 per barrel in commodity price to all periods.

With the anticipated closing of the transaction in the second quarter of 2017, Noble Energy now anticipates an incremental $150 million in reported 2017 capital to be allocated to the Delaware Basin, bringing total Delaware Basin reported capital in 2017 to approximately $500 million. Noble Energy’s total reported capital program for 2017, excluding Noble Midstream Partners’ capital, is now estimated to total between $2.1 and $2.5 billion. Total reported company sales volumes for 2017 are now estimated at 410 to 420 MBoe/d. The Company will provide detailed guidance for 2017 in association with is fourth quarter earnings conference call and webcast on February 14, 2017.

Recent Well Results for Noble Energy and Clayton Williams Energy

The two most recent Clayton Williams Energy Wolfcamp A completions include the Collier 34-51 1H and the Geltemeyer 297 1H. The Collier 34-51 1H, with a lateral length of 6,284 feet, was completed with approximately 2,250 pounds of proppant per lateral foot. The well is located in the southeastern part of the acreage and produced at an average 30-day rate of more than 2,000 Boe/d and a 90-day rate of more than 1,700 Boe/d, over 80% oil. Drilled to a lateral length of 4,737 feet, the Geltemeyer 297 1H was completed with approximately 2,440 pounds of proppant per lateral foot and produced at an average 30-day rate of 1,217 Boe/d and a 90 day rate of 1,000 Boe/d, also with more than 80% of the production being oil. When normalized to a 7,500 foot lateral, the wells are performing approximately 20-30% higher than the 1.0 MMBoe EUR Wolfcamp A type curve utilized in Noble Energy’s acquisition assessment.

Noble Energy recently commenced production on five new Delaware Basin wells on its acreage utilizing proppant concentrations ranging from 3,000 to 5,000 pounds per lateral foot, including the Company’s first Wolfcamp B completion. The wells are in the initial ramp up period and are performing at or above expectations.

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Advisors

Petrie Partners Securities, LLC acted as exclusive financial advisor to Noble Energy.  Skadden, Arps, Slate, Meagher & Flom, LLP acted as legal advisor to Noble Energy. Evercore and Goldman, Sachs & Co. acted as financial advisors to Clayton Williams Energy. Latham & Watkins LLP acted as legal advisor to Clayton Williams Energy.

Conference Call and Webcast

Noble Energy will host a conference call and webcast on January 17, 2017, at 7:30 a.m. Central Time to discuss the transaction. Conference call numbers for participation are 800-723-6751 and 785-830-7980 and the passcode is 4311549. The webcast will be accessible on the ‘Investors’ page of Noble Energy’s website, www.nobleenergyinc.com. Presentation materials are available at the same location.

About Noble Energy

Noble Energy (NYSE: NBL) is an independent oil and natural gas exploration and production company with a diversified high-quality portfolio of both U.S. unconventional and global offshore conventional assets spanning three continents. Founded more than 80 years ago, the company is committed to safely and responsibly delivering our purpose: Energizing the World, Bettering People’s Lives®. For more information, visit www.nobleenergyinc.com.

About Clayton Williams Energy

Clayton Williams Energy (NYSE:CWEI) is an independent energy company located in Midland, Texas.

Investor Contacts

Brad Whitmarsh

(281) 943-1670

Brad.Whitmarsh@nblenergy.com

Megan Repine

(832) 639-7380

Megan.Repine@nblenergy.com

Jaime Casas

(432) 688-3224

cwei@claytonwilliams.com

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Media Contacts

Deena McMullen

(281) 943-1732

media@nblenergy.com

Reba Reid

(713) 412-8441

media@nblenergy.com

This news release contains certain “forward-looking statements” within the meaning of federal securities law. Words such as “anticipates”, “believes”, “expects”, “intends”, “will”, “should”, “may”, “estimates”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams Energy’s current views about future events. They may include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams Energy, including future financial and operating results, Noble Energy’s and Clayton Williams Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this news release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite approval of the Clayton Williams Energy shareholders; the risk that Clayton Williams Energy or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the proposed merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams Energy’s businesses that are discussed in Noble Energy’s and Clayton Williams Energy’s most recent annual reports on Form 10-K and in other reports on file with the Securities and Exchange Commission (“SEC”). Noble Energy’s reports are also available from Noble Energy’s offices or website, http://www.nobleenergyinc.com, and Clayton Williams Energy’s reports are also available from Clayton Williams Energy’s offices or website, http://www.claytonwilliams.com. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Noble Energy nor Clayton Williams Energy assumes any obligation to update forward-looking statements should circumstances, management’s estimates, or opinions change.

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The Securities and Exchange Commission requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed the Company’s probable and possible reserves in our filings with the SEC. We use certain terms in this news release, such as “net unrisked resources”, “type curve” and “EUR” or “estimated ultimate recovery”, which are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent annual report on Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, http://www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams Energy, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams Energy that also constitutes a prospectus of Noble Energy. Clayton Williams Energy will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams Energy may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams Energy urge Clayton Williams Energy investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Clayton Williams Energy’s website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Clayton Williams Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams Energy shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016. You can find information about Clayton Williams Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016. Additional information about Noble Energy’s executive officers and directors and Clayton Williams Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Clayton Williams Energy using the contact information above.

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PR 720	01/16/2017

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